Pillsbury Winthrop Shaw Pittman LLP
1540 Broadway  |  New York, NY  10036-4039  |  tel 212.858.1000  |  fax 212.858.1500

Alexander P. Moon
tel 212.858.1703
alexander.moon@pillsburylaw.com

May 8, 2009

Securities and Exchange Commission
100 F Street, N.W., Mail Stop 3561
Washington, D.C.  20549

Attention:             Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

Re:          Hooper Holmes, Inc.
Definitive Additional Materials
Filed April 15, 20, and 24, 2009
File No. 1-00972

Dear Ms. Duru:

We are counsel to Hooper Holmes, Inc. (the “Company”) and hereby provide on behalf of the Company the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter regarding the Company dated May 4, 2009.  Set forth below are the Company’s responses to the Staff’s comments.  The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

General

1.
We note that Mr. Ronald Aprahamian filed a Schedule 14A to solicit proxies for purposes of, among other things, electing his slate of directors to your board at your upcoming annual meeting.  Please be advised that you are required to file a supplement to your Schedule 14A, (tagged as a “DEFR14A”) and include in your revised proxy materials disclosure regarding the contest that is material to a shareholder’s voting decision.  For example, please include disclosure required by Items 4(b) and 5(b) of Schedule 14A.

Response:  The Company acknowledges that it is required to file a supplement to its Schedule 14A (tagged as a “DEFR14A”) and include in its revised proxy materials disclosure regarding the contest that is material to a shareholder’s voting decision.  Specifically, the Company has filed with the SEC the disclosure required by Items 4(b) and 5(b) as a supplement to its Schedule 14A.

2.
Please refer to our previous comment.  Please ensure that the revised filing clarifies whether or not brokers will have discretion to vote securities for which they have not received instructions.  In addition, to the extent brokers do retain discretion to vote the securities they hold on behalf of beneficial holders, advise us, with a view toward revised disclosure, what consideration has been given to disclosing the date by which brokers must receive instructions in order to have the votes reflect security holder selections.

Response:  As a definitive proxy statement contesting the election of directors has been filed, the Company has disclosed that brokers will have no discretion to vote securities for which they have not received instructions and that any such instruction must be provided to brokers by 11:59 p.m. (EDT) on May 18, 2009 in order for brokers to have the votes reflect security holder selections, in its filing made with the SEC as a supplement to its Schedule 14A.

3.	With respect to Mr. Aprahamian’s proposal, please tell us whether you have received timely notice under applicable state law.

Response:  Section 602(d) of the New York Business Corporation Law provides that a company may specify in its by-laws the procedures and requirements for the nomination of directors.  The Company’s by-laws do not specify a time by which a shareholder must provide the Company notice to nominate directors for election.  As such, the Company does not currently consider Mr. Aprahamian’s proposal to be untimely under applicable state law.

Definitive Additional Materials

4.	In future filings, provide further detail regarding the new “strategic initiatives” you intend to implement that are aimed a maximizing shareholder value.

Response:  The Company respectfully submits that it will provide further detail regarding the new “strategic initiatives in any future filings.

5.
Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.  Provide us with support with respect to the following non-exhaustive list of statements you make:

• “Mr. Aprahamian has a history of ...being a defendant in various shareholder and derivative actions...”

• “[o]ur Heritage Labs business in on the upswing...” and,

• “Mr. Lowrance has also been instrumental to our efforts to develop new systems that will...give us significant competitive advantages...”

Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Response:  The Company has provided the Staff with supplemental information supporting the above referenced statements.

6.
In future filings, please be mindful of the manner in which you present information concerning the background of Mr. Aprahamian.  We note for example the sentence commencing “[t]he SEC complaint alleged...,” highlights in an increased font size and bolded text, only the portion of the sentence that states that Mr. Aprahamian violated provisions of the federal securities laws.  The portion of the sentence that indicates that this was alleged in the complaint is not highlighted.  See our comment below regarding the avoidance of statements that directly or indirectly impugn character, integrity or personal reputation.  Refer to Rule 14a-9.

Response:  The Company respectfully notes the Staff’s comment.

7.
You disclose that Mr. Aprahamian did not deny the allegations raised against him by the SEC.  Revise your future materials to also indicate that he similarly did not admit any such charges.  Refer to Rule 14a-9.

Response:  The Company respectfully submits it will revise any future materials to indicate that Mr. Aprahamian did not admit any such charges.

8.
Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.  Refer to Rule 14a-9.  Please delete or provide a sufficient basis in future filings for your assertions.  In this regard, we refer you to the following assertions:

“[i]t is clear to us that Mr. Aprahamian and Mr. Ferguson are pursuing this contest to further their own objectives and not to serve the shareholders of Hooper Holmes...”;

m           “Mr. Aprahamian’s arguments...hold little merit...”;
m           “[t]hese items stifle Mr. Aprahamian’s short-term personal ambitions...”; and,
m           “[w]e urge you to protect your investment and not risk our company’s performance and prospects by exposing Hooper Holmes to the personal motivations of Mr. Aprahamian.”

Response:  The Company respectfully notes the Staff’s comment and will delete or provide a sufficient basis in future filings for the assertions noted above.

* * *

The Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need.  Please contact me at (212) 858-1703.

Very truly yours,

/s/  Alexander P. Moon